April 23, 2021 Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Office of Finance	Robert D. Klingler Direct: 404/572-6810 robert.klingler@bclplaw.com

Re:	TC Bancshares, Inc.

Registration Statement on Form S-1

Filed March 12, 2021

File No. 333-254212

Dear Sir or Madam:

On behalf of our client, TC Bancshares, Inc. (“TC Bancshares” or the “Company”), we are responding to the comments received from your office by letter dated April 8, 2021 with respect to the above-referenced Registration Statement on Form S-1. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the Staff’s comments) refer to pages of the marked copy of Amendment No. 1 to Registration Statement on Form S-1, which is being filed concurrently and reflects the Company’s responses to the Staff’s comments. The response below is based on information provided to us by the Company and its representatives.

Registration Statement on Form S-1

Cover Page

1. Please revise the table on your prospectus cover page to disclose in the footnotes to the table that Performance Trust Partners, LLC is receiving a selling agent fee of 1.25% of the aggregate dollar amount of all shares of common stock sold in the subscription and community offerings and that Performance Trust Partners, LLC is receiving a fee of 5.5% of the aggregate dollar amount of common stock sold in the syndicated offering.

In response to the Staff’s comment, the footnotes to the table on the cover page have been revised to include this information.

Summary

How We Determined the Offering Range and the $10.00 Price Per Share, page vi

2. Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and disclose the downward adjustment discussed on page 77 of the appraisal report filed as Exhibit 99.3 to your registration statement.

In response to the Staff’s comment, the disclosure on page vi has been revised to include this information.

Division of Corporation Finance U.S. Securities & Exchange Commission April 23, 2021 Page 2

Notes to Financial Statements, page F-9.

3. Please revise your future filings to provide segment information and segment disclosures required by ASC 280-10-50.

Future filings will provide segment information and segment disclosures required by ASC 280-10-50.

4. Please revise your future filings to include a subsequent events footnote with all information required by ASC 855-10-50.

Future filings will include a subsequent events footnote with all information required by ASC 855-10-50.

General

5. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

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Thank you for consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please do not hesitate to contact me at (404) 572-6810 or robert.klingler@bryancave.com.

Sincerely,

Robert D. Klingler